UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 7, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is information provided by the Company on March 7, 2016 regarding grants under the 2013-2017 Performance Shares Plan of Luxottica Group S.p.A (the “Company”).

Performance Shares Plan

On March 1, 2016, the Board of Directors of the Company granted 830,054 ordinary shares under the 2013-2017 Performance Shares Plan (the “Plan”) approved by the stockholders at the Company’s ordinary stockholders meeting held on April 29, 2013. The Plan is reserved for employees of the Company and its subsidiaries who are identified individually by the Board of Directors upon recommendation of the Human Resources Committee. Set forth below is information on the grant made to executive directors of the Company:

Name	Position	No. of Shares Granted	Purchase Price (if any)	Market Price on Grant Date	Expiration Date of the Restriction on Selling the Instruments
Massimo Vian	Chief Executive Officer — Product & Operations and Director, Luxottica Group S.p.A.	17,000	N/A	€49.05	N/A

In accordance with the 2013-2017 Performance Shares Plan Regulations, beneficiaries will be granted, without consideration, ordinary shares of the Company as long as certain financial targets set by the Board of Directors at the time of grant are achieved at the end of a specified three-year reference period. The terms of the Plan are more fully described in the Board of Directors Report prepared in connection with the April 29, 2013 ordinary meeting of stockholders and is also part of the Information Document and Plan Regulations, available in the “Company/Governance/General Meeting/Archives” section of the Company’s website, www.luxottica.com. Additional information about other incentive plans is available on the Company’s website under the Governance/Compensation/Incentive Plans section.

END

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: March 7, 2016		MICHAEL A. BOXER
Group General Counsel